Contact

www.linkedin.com/in/rajvable
(LinkedIn)
www.rajvable.com (Personal)

Top Skills

Program Management
Strategy
Climate Change

Raj Vable

Founder of Young Mountain Tea
Marquette, Michigan, United States

Summary

My work is fueled by a deep belief that rural agricultural communities have a critical role to play in reshaping food systems and addressing climate change.

Experience

Young Mountain Tea
Founder
September 2013 - Present (11 years 2 months)

Young Mountain Tea is social enterprise with an aim of creating a sustainable future for Himalayan farmers and their families. We work closely with farmers in Indian and Nepal, 90% of whom are women, to raise the quality of their tea so they can earn more and raise the quality of their lives. Today our network of 850 farmers are spread across five regions of India and Nepal.

Oregon Regional Accelerator Innovation Network (RAIN)
Rural Venture Catalyst
December 2018 - February 2021 (2 years 3 months)
Lane County

U.S. Department of State
Fulbright-Nehru Scholar
January 2013 - September 2013 (9 months)

• Launched initiative to introduce improved cook stoves in 300 rural homes

• Presented at annual Fulbright conference

* Researched efficiency and health impacts of existing rural cook stoves

* Developed, distributed, and analyzed energy needs assessment of 900 rural homes

• Wrote grants to support expansion of community-owned self-help cooperative

AVANI
Global partner
December 2011 - September 2013 (1 year 10 months)
Kumaon Region, Uttarakhand, India

• Developed permaculture tea cultivation program to involve 300 farmers in new revenue stream, secured grant to fund setup
• Co-wrote successful grant application, earning organization $500,000 for expansion and marketing
• Filmed and edited 4 minute publicity video used on National Geographic Global Action Atlas website, selection of film used in Discovery Channel documentary

University of Oregon
Graduate Teaching Fellow
September 2011 - June 2012 (10 months)
Eugene, Oregon

• Project manager for team of 9 undergraduate students conducting field research on effectiveness of native vs non-native pollinators; team awarded Libraries Undergraduate Research Award and published in Oregon Undergraduate Research Journal
• Teaching assistant for Introductory Physics course, facilitating discussion for three sections of 25+ first year physics students.

GE Energy
Intern
July 2011 - September 2011 (3 months)
Southfield, Michigan

• Launched eight office websites to connect team to over 45 external partner businesses
• Constructed proactive bidding process monitoring system to increase competitive advantage
• Built database of previous project owners, sorting data from over 50,000 existing projects

Tribal Climate Change Project
Research Assistant
October 2010 - June 2011 (9 months)

• Developed Guide for Tribal Leaders on U.S. Climate Change Programs, distributed to 375
organizations in the 2011 Intertribal Timber Council Symposium
• Profiled tribal action to address climate change for Alaskan Natives, the Lummi Nation, and the
Tulalip Tribes, documenting activity of over 210 indigenous communities

Solar Power at Jnana Bodhini School
Project Director and Founder
January 2009 - June 2011 (2 years 6 months)

• Implemented computer lab and grid-connected battery backup system for k-12 school in rural India, providing uninterrupted computer access to 1,050 students
• Managed $32,000 in capital, raised through awards, fundraisers, individual and industry donations
• Replaced existing computer lab with thin-client network, reducing lab power needs by 65%
• Installed 750W photovoltaic system to demonstrate technical viability of solar electricity technologies
• Motivation: To conduct international community development with focus on rural electrification

National Science Foundation REU
Research Assistant
April 2008 - July 2008 (4 months)
Ann Arbor, Michigan

* Developed a competitive JAVA computer program agent for a supply chain management challenge
* Rebuilt ordering strategy, improving agent performance by 76% and used in final competition

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Education

University of Oregon
M.S, Environmental Studies · (2010 - 2012)

University of Michigan
B.S.E, Electrical Engineering · (2005 - 2009)